FOR IMMEDIATE RELEASE

JED OIL ANNOUNCES EXTENSION GRANTED BY THE AMERICAN STOCK EXCHANGE

Didsbury, Alberta – Monday, July 2, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has received notice from the American Stock Exchange (“AMEX”) that its Listing Qualification Department has reviewed JED’s business plan and has given JED the extension through October 13, 2008 to carry out the plan and remove the Company’s deficiency under AMEX’s continuing listing requirements.  During the extension period, the Company’s stock will continue to be listed and JED will periodically report to AMEX on its progress in carrying out the business plan.  If JED is not in compliance with AMEX’s continued listing requirements at the end of the extension, the Company may be subject to delisting proceedings by AMEX.

In April 2007, JED received notice from AMEX that at December 31, 2006, it was not in compliance with Section 1003(a)(i) of the AMEX Company Guide.  This section requires that a listed company must have either $2,000,000 in shareholders’ equity or not have sustained losses from continuing operations or net losses in two out of three of its most recent fiscal years. (JED started its operations in 2004 and sustained losses in that start-up year, as well as losses and a deficit position in shareholders’ equity in 2006 fiscal year due to large write-downs of assets.)

As requested by AMEX, JED submitted its detailed plan in May, assuming completion of the previously announced acquisition of Caribou Resources Corp., and making other assumptions about current negotiations with the holders of its preferred shares and convertible notes and the sale of mature assets.  Under this plan, JED would be profitable by the end of 2007 and back in compliance with the continuous listing requirements of AMEX.  This plan also provides for JED to be back in compliance with AMEX requirements based on its current drilling opportunities, if the Caribou transaction is not completed.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized. Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the website (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com